UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

30 Dov Hoz

Kiryat Ono, 5555626, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on January 26, 2024, titled “ParaZero Has Enabled Precedent-Setting Light UAS Operator Certificate Approval in Denmark.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “ParaZero Has Enabled Precedent-Setting Light UAS Operator Certificate Approval in Denmark”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: January 26, 2024	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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